Exhibit 99.1

Ballard Comments on China's New Policy to Support Adoption of Fuel Cell Electric Vehicles

VANCOUVER, BC, Sept. 21, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today noted that China's government has announced a new official policy regarding Fuel Cell Electric Vehicles, or FCEVs, which is expected to support the adoption of FCEVs in selected demonstration regions in China.

"With a target to achieve 1 million Fuel Cell Electric Vehicles on China's roads by 2030, this new fuel cell policy sets a framework for the scaled adoption of FCEVs," said Randy MacEwen, Ballard President and CEO. "We believe this new policy signifies the strategic importance China places on FCEVs both from a decarbonization perspective as well as a competitive industrial perspective. The new policy comes just as the Weichai-Ballard joint venture has been recently commissioned in Shandong Province with annual manufacturing capacity in excess of 1 Gigawatt of fuel cell stacks. We believe the Weichai-Ballard joint venture is well positioned to become a leading fuel cell stack and module platform in China – the world's largest market for commercial trucks and buses."

Mr. MacEwen continued, "We are increasingly transitioning to a carbon-regulated world. With 66 countries announcing net zero carbon targets for 2050, there are now about 20 countries – collectively representing approximately 70% of global GDP – that have announced hydrogen strategies or roadmaps as key planks of their decarbonization plans. As part of this movement policymakers and industry are prioritizing the decarbonization of medium- and heavy-duty motive applications, including bus, truck, rail and marine. Fuel cell technology offers a zero-emission technology pathway for these hard-to-abate mobility use cases that feature heavy payload and have requirements for long range and fast refueling. We are pleased to see China's priority on stimulating the adoption of zero-emission commercial vehicles, including buses and trucks, using fuel cell technology. We are also pleased that the policy framework is set for the next four years."

Ballard's technology enjoys significant share of the approximately 7,200 FCEVs deployed in China to date. Ballard has been executing an aggressive market strategy since closing a strategic collaboration agreement with Weichai Power Co., Ltd. ("Weichai; https://en.weichaipower.com/) in November 2018, which included the establishment of a joint venture – owned 51% by Weichai and 49% by Ballard – for the production and assembly of Ballard's next-generation fuel cell stacks and modules for use in China's bus, truck and forklift markets. Weichai also made an equity investment in Ballard, taking a 19.9% ownership position at that time. The joint venture is located in a newly constructed Weichai facility with approximately 225,000 square feet and has a staff of approximately 180 employees.

Ballard will provide more context on the new policy at its upcoming Investor and Analyst Day 2020 on September 29, 2020, with further details available here.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning future events or developments, including the closing of the announced transaction, the performance of the joint venture, anticipated product development efforts and product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, performance risks related to existing joint venture and partners, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 02:45e 21-SEP-20